MATERIAL CHANGE REPORT

1. Name and Address of Company

Norsat International Inc.

110 – 4020 Viking Way

Richmond, BC

V6V 2N2

2. Date of Material Change

May 16th, 2007

3. News Release

A press release announcing that the company was going to have an investor conference call was released on May 16th.

4. Summary of Material Change

On May 16th, 2007, the Company held a conference call and provided an explanation of the results for the first quarter.  It also provided some limited guidance for the rest of 2007.

5. Full Description of Material Change

A transcript of the CEO and CFO’s discussion of results is attached.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Amiee Chan

President and Chief Executive Officer

Tel: (604) 821-2800

Fax: (604) 821-2801

9. Date of Report

May 18th, 2007